UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

ø The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2018)	Previous Period (Fourth quarter of 2017)	Changes (%)	Year to Year Comparison (First quarter of 2017)	Changes (%)
Operating Revenue	Quarterly Results	41,815	44,973	-7.02	42,344	-1.25
	Year-to-date (“YTD”) Results	41,815	175,200	—	42,344	—
Operating Income	Quarterly Results	3,255	3,104	4.86	4,105	-20.71
	YTD Results	3,255	15,366	—	4,105	—
Profit from Continuing	Quarterly Results	9,070	9,266	-2.12	7,242	25.24
Operations Before Income Tax	YTD Results	9,070	34,032	—	7,242	—
Profit for the Period	Quarterly Results	6,934	6,606	4.97	5,835	18.83
	YTD Results	6,934	26,576	—	5,835	—
Attributable To: Controlling Interests	Quarterly Results	6,950	5,900	17.80	5,891	17.98
	YTD Results	6,950	25,998	—	5,891	—

2. Details (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2018)	Previous Period (Fourth quarter of 2017)	Changes (%)	Year to Year Comparison (First quarter of 2017)	Changes (%)
Operating Revenue	Quarterly Results	29,885	31,139	-4.03	30,880	-3.22
	YTD Results	29,885	124,680	—	30,880	—

Operating Income	Quarterly Results	3,693	3,753	-1.60	4,394	-15.95
	YTD Results	3,693	16,977	—	4,394	—

Profit Before Income Tax	Quarterly Results	4,775	1,766	170.39	4,896	-2.47
	YTD Results	4,775	16,038	—	4,896	—

Profit for the Period	Quarterly Results	3,644	1,501	142.77	3,882	-6.13
	YTD Results	3,644	13,311	—	3,882	—

3. Source of Data	Data Provider	IR Team, SK Telecom
	Provided for	Analysts and Institutional Investors
	Date of Provision	May 4, 2018 / 15:00(Seoul time)
	Location	SK Telecom Headquarters, Conference Room
	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

4. Other Matters Relating to an Investment Decision

•  The above preliminary results have been prepared in accordance with International Financial Reporting Standards as adopted in Korea.

•  Among the figures listed above, “current period” is based on IFRS 15.

•  As a supplemental information of our Q1 of 2018 operating results, the company provides unaudited results under the comparative historical accounting method prior to our adoption of IFRS 15.

ø  1Q 2018 Earnings Results based on old standard (unit : in 100 millions of Won)

Classification	Consolidated	Non-consolidated
Operating Revenue	42,207	29,929
Operating Income	3,595	3,960
Profit for the Period	7,166	3,840

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: May 4, 2018

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